Mail Stop 4561

July 10, 2008

Hans S. Weger
Chief Financial Officer
LaSalle Hotel Properties
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

       Re: LaSalle Hotel Properties
               Form 10-K for Fiscal Year Ended
               December 31, 2007
               Filed February 21, 2008
               Form 10-Q for Quarterly Period Ended
               March 31, 2008
               Filed April 23, 2008
               Definitive Proxy Statement
               Filed March 5, 2008
               File No. 001-14045

Dear Mr. Weger:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1. Business, page 2

1.   Please tell us and disclose in future filings the number of your properties that are
        considered full service, limited service, independents, and extended stay. Within
        those four categories, please identity the number in each of the standard scale
        tiers, e.g., luxury, upper upscale, upscale, and mid-scale for the full service
        category.

2.   Please provide a description of the material terms of your management and
        operating agreements for your hotel properties. The disclosure should include a
        description of minimum returns or minimum rents, any additional returns or rents,
        scheduled expiration dates, renewal provisions, provisions for maintenance
        payments, and any provisions that secure payments to you. Please provide this
        information in future filings and tell us how you plan to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 19

3.   Please tell us how you have complied with Item 10(e) of Regulation S-K in your
        presentation of hotel portfolio EBITDA.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Notes to Consolidated Financial Statements

5. Commitments and Contingencies

Litigation, page 12

4.   In light of the judgment with respect to the Dallas hotel, please tell us how you
        determined it was appropriate to continue to accrue $4.8 million in holdover rent.

5.   Please tell us and disclose in your filing your determination of the $2.8 million
        attorney's fee award as probable, reasonably possible, or remote. Within your
        response, please address management's basis for your determination. Please refer
        to SFAS 5.

Proxy Statement

Compensation Discussion and Analysis

Components and Criteria of Executive Compensation, page 18

6.   Please provide a more detailed description of the factors considered by the
Compensation Committee in determining base salary. In your disclosure, please
address the following and explain how each element factored into the base salary
determination:

- how the committee assessed the scope of the NEO's responsibilities and
leadership;
- how the committee measured the Company's overall financial and business
performance;
- how the committee measured the NEO's contributions to the Company;
- identity of the peer group companies and how they were selected.

Provide this disclosure in future filings and tell us how you plan to comply.

* * * *

Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper, Attorney Advisor, at (202) 551-3473 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief